EXHIBIT 99.5

2005 Notice of meeting
Meeting
global needs
for minerals and metals

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, the accompanying 2004 annual report and financial statements or 2004 annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 9.30am on Friday, 29 April 2005 in The Grand Ballroom, Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney, New South Wales.

Rio Tinto Limited 2005 Notice of annual general meeting   1

Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)

55Collins Street
Melbourne 3000

14 March2005

Dear Shareholder
I am pleased to invite you to the Company’s 2005 annual general meeting which will be held at 9.30am on Friday, 29 April 2005 in The Grand Ballroom, Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney, New South Wales.

Your participation in the annual general meeting is important to the Company and if you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.

The formal Notice of meeting and the resolutions to be proposed are set out on pages 3 and 4. Full explanatory notes of each resolution may be found on pages 5 to 12.

There will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each resolution as they arise and will take questions on the 2004 Annual report and financial statements when that item of business is being considered at the meeting.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

The parallel Rio Tinto plc meeting this year will take place on 14 April 2005. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results will also be advertised in The Australian and may also be obtained from the Company’s Share Registry on toll free (from within Australia) 1800 813 292 or on +61 3 9415 4030 (from outside Australia) after 29 April 2005.

Each year we send an increasing level of documentation to shareholders. Most shareholder documents together with other Rio Tinto publications are available, free of charge, on the Rio Tinto website. To help us reduce our impact on the environment you may request to receive these electronically by email. If you would like to receive these documents electronically, please register on the Company’s website www.riotinto.com

The board and I look forward to your participation in the upcoming annual general meeting and thank you for your continued support.

Yours sincerely

Paul SkinnerChairman

2   Rio Tinto Limited 2005 Notice of annual general meeting

2005 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in The Grand Ballroom, Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney, New South Wales on Friday, 29 April 2005 at 9.30am for the following purposes:

Special Business
1	Off-market tender buy-backs of ordinary shares and Tinto Holdings Australia Pty Limited (THA) matching buy-backs

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

"That, subject to the consent in writing of the holder of the Special Voting Share, approval is hereby given to buy-backs by the Company of fully paid ordinary shares in the Company (Ordinary Shares) in the 12 month period following this approval:

(a) under one or more off-market buy-back tender schemes in accordance with the terms described in the explanatory notes which accompany this Notice (the Buy-Back Tenders), but only to the extent that the number of Ordinary Shares bought back under the Buy-Back Tenders, together with the number of Ordinary Shares bought back on-market by the Company, does not exceed in that 12 month period 10 per cent of the minimum number of Ordinary Shares on issue (excluding from the calculation of that minimum number for all purposes those Ordinary Shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc) during such period; and

(b) following any Buy-Back Tender, from THA upon the terms and subject to the conditions set out in the draft buy-back agreement between the Company and THA (entitled ‘THA Matching Buy-Back Agreement’), a copy of which has been produced to the meeting and is for the purposes of identification marked ‘A’ and initialled by the chairman of the meeting.”
2	Amendments to the constituent documents

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with Rule 74(c)(i) of the Company’s Constitution:

“That, subject to the consent in writing of the holder of the Special Voting Share and subject to the passing of resolution 3, Article 33(A)(iii) of Rio Tinto plc’s Articles of Association and Rule 7(a)(iii) of the Company's Constitution each be amended by adding after the words “of its own ordinary shares”, the following:

“(except for such a purchase at, around or below prevailing market prices for those shares where the purchase occurs in accordance with Applicable Regulation);”.”

3	Amendments to the sharing agreement

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

"That, subject to the consent in writing of the holder of the Special Voting Share and subject to the passing of resolution 2, approval is hereby given for the following amendments to the DLC Merger Sharing Agreement dated 21 December 1995 (the Sharing Agreement) between Rio Tinto plc and the Company:

(a) adding the following words to the end of Clause 5.1.2 (b) of the Sharing Agreement:

“(except for such a purchase at, around or below prevailing market prices for those shares where the purchase occurs in accordance with Applicable Regulation)”; and

(b) amending paragraph 3 of Schedule 1 of the Sharing Agreement by deleting the words “at or around prevailing market prices” and inserting in their place the words “at, around or below prevailing market prices for the shares being purchased”.”
4	Renewal of existing share buy-back authorities

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

“That approval is hereby given to:

(a) buy-backs by the Company from THA of Ordinary Shares upon the terms and subject to the conditions set out in the draft buy-back agreement between the Company and THA (entitled ‘2005 RTL-THA Agreement’), a copy of which has been produced to the meeting and is for the purposes of identification marked ‘B’ and initialled by the chairman of the meeting; and

(b) on-market buy-backs by the Company of Ordinary Shares:

(i) but only to the extent that the number of Ordinary Shares bought back on-market by the Company pursuant to the approval under this paragraph (b), together with the number of Ordinary Shares bought back under the Buy-Back Tenders, does not exceed in any 12 month period 10 per cent of the minimum number of Ordinary Shares on issue (excluding from the calculation of that minimum number for all purposes those Ordinary Shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc) during such period; and

(ii) at a price per Ordinary Share of not more than five per cent above the average market price of the Ordinary Shares calculated over the last five days on which sales of Ordinary Shares were recorded on the Australian Stock Exchange before the day on which the Ordinary Shares are bought back.”

Rio Tinto Limited 2005 Notice of annual general meeting   3

2005 Notice of meeting - continued

Ordinary Business
5	To elect Richard Goodmanson as a director.

6	To elect Ashton Calvert as a director.

7	To elect Vivienne Cox as a director.

8	To re-elect Paul Skinner as a director.

Special Business
9	Approval of remuneration report

To approve the remuneration report as set out in the 2004 Annual review and the 2004 Annual report and financial statements.

Ordinary Business
10	Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit Committee to determine the auditors’ remuneration.

11	Receipt of reports and financial statements

To receive the Company’s financial statements, the report of the directors and the report of the auditors for the year ended 31 December 2004.

By order of the Board

Stephen Consedine, Company Secretary

55 Collins Street Melbourne Victoria 3000 14 March 2005

Notes
For the purposes of the Corporations Act, the Company has determined that securities of the Company that are quoted securities at 10.00pm Australian Eastern Standard Time on Wednesday 27 April 2005 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this Notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of the Company. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company’s share registry or you may copy this form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes are to be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by the Company’s share registry at Computershare Investor Services Pty Ltd, PO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at the Company’s registered office or by facsimile to +61 3 9473 2555, by 9.30am Australian Eastern Standard Time on Wednesday 27 April 2005

Of the resolutions proposed at this year’s meeting, resolution 4 will be put to Rio Tinto Limited shareholders only. Resolutions 1 to 3 will require separate special resolutions of public shareholders of both Companies. All other resolutions will be dealt with under the joint electoral procedure.

The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the ‘Shareholder Information’ section of the 2004 Annual review and 2004 Annual report and financial statements.

The following documents may be inspected at the Company’s registered office during normal business hours on any business day from the date of this Notice of meeting until the close of the Company’s annual general meeting on 29 April 2005, and also at the The Grand Ballroom, Shangri-La Hotel, 176 Cumberland Street, The Rocks, Sydney, New South Wales for at least 15 minutes prior to and during the Company’s annual general meeting:

(a)	A copy of the form of the proposed buy-back agreements between the Company and THA (entitled ‘THA Matching Buy-Back Agreement’) for the off-market purchases of shares held by THA following purchases of ordinary shares under one or more off-market buy-back tender schemes.

(b)	A copy of the proposed buy-back agreement between the Company and THA (entitled ‘2005 RTL-THA Agreement’) for the off-market purchase of up to all the shares held by THA.

(c)	A copy of the Company’s constitution and a copy of the Company’s constitution marked to show the proposed amendments.

(d)	A copy of the Articles of Association of Rio Tinto plc and a copy of the Articles of Association of Rio Tinto plc marked to show the proposed amendments.

4   Rio Tinto Limited 2005 Notice of annual general meeting

Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2005 annual general meeting.

Resolution 1 – Off-market tender buy-backs of ordinary shares and THA matching buy-backs
Capital return program
As announced on 3 February 2005, the current strength of Rio Tinto’s cash flow means that in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisition and organic expansion opportunities as and when they arise. Accordingly, Rio Tinto announced a 20 per cent increase to the annual dividend, thereby setting a new higher baseline for the continuation of Rio Tinto’s progressive dividend policy, and an intention to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006, subject to market conditions.

As announced, Rio Tinto is therefore seeking shareholder approval to make off-market buy-backs of shares in the Company through a tender process. This approval is the subject of resolution 1, and is discussed further below.

Rio Tinto also announced that, as in previous years, it would seek shareholder approval to renew its existing authorities to buy back shares in the Company on-market as well as those held (indirectly) by Rio Tinto plc. Renewal of those authorities is to be voted on by the Company’s shareholders only and is the subject of resolution 4.

Finally, as announced, the intention is also to once again seek shareholder approval to renew the existing authority to make on-market purchases of shares in Rio Tinto plc.

The approval for on-market purchases in Rio Tinto plc is voted on by Rio Tinto plc shareholders only. While it is Rio Tinto’s intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions.

The directors will only buy back shares, whether on market or off market and whether in the Company or in Rio Tinto plc, where they believe it is in the interests of shareholders in the Rio Tinto Group to do so.

Off-market buy-back tenders and THA matching buy-backs
As noted, as part of Rio Tinto’s proposed capital return program, the board is seeking shareholder approval under resolution 1 to make off-market purchases of fully paid ordinary shares (Ordinary Shares) in the Company during the next 12 months under one or more off-market tender buy-back schemes (the Buy-Back Tenders), subject to a 10 per cent limit of the Ordinary Shares held by the public (more particularly described below).

A general summary of the proposed key terms of each Buy-Back Tender is set out in the Annexure to these explanatory notes. For each Buy-Back Tender that proceeds, a booklet containing further details in relation to the Buy-Back Tender (Buy-Back Booklet), including the invitation to participate and the complete terms of the relevant Buy-Back Tender, will be sent to eligible shareholders. While the board has decided to commence a Buy-Back Tender during April, no decision has been made on any future Buy-Back Tenders. Further details in relation to the April Buy-Back Tender are set out below.

Tinto Holdings Australia Pty Limited (THA), a wholly owned subsidiary of Rio Tinto plc, currently holds approximately 37.5 per cent of the Ordinary Shares. THA intends not to participate directly in any Buy-Back Tender. However, after a Buy-Back Tender has occurred, the Company intends to buy back Ordinary Shares from THA under a buy-back agreement (a THA Matching Buy-Back Agreement) at the same price as is set under the relevant Buy-Back Tender and the number of Ordinary Shares to be bought back will be that number so that THA’s proportional shareholding is not increased as a result of the Buy-Back Tender (a THA Matching Buy-Back).

By not tendering its Ordinary Shares into a Buy-Back Tender, but rather accepting the same price as is set under the Buy-Back Tender, THA will not influence the price set under a Buy-Back Tender or the ability of other shareholders to have their Ordinary Shares acquired under a Buy-Back Tender.

Resolution 1 also seeks the required approval from shareholders for each THA Matching Buy-Back on the terms of each THA Matching Buy-Back Agreement. As a THA Matching Buy-Back would only proceed if a Buy-Back Tender proceeds, and is only being undertaken to ensure that THA’s proportional holding in the Company does not increase as a result of a Buy-Back Tender, approvals for both types of buy-backs are being sought in resolution 1. The Company is also seeking to renew its existing authorities to buy back shares from THA under an off-market buy-back at a price based on prevailing market prices (this is the subject of resolution 4). Any such buy-backs would be separate from the buy-backs contemplated by a THA Matching Buy-Back.

Shareholder approval by special resolution is being sought under resolution 1 because such approval is required by the Corporations Act (as the Buy-Back Tenders and the THA Matching Buy-Backs each constitute a ‘selective buy-back’) and because under the current Rio Tinto dual listed companies structure, the Buy-Back Tenders and the THA Matching Buy-Backs constitute ‘Class Rights Actions’ and so require approval by a special resolution passed separately by the public shareholders of each of the Company and Rio Tinto plc.

THA and its associates will not vote on resolution 1.

Reasons for the Buy-Back Tenders
The board believes that, having regard to the Rio Tinto Group’s current and foreseeable capital investment commitments, the Group has excess capital and, in the current circumstances, it is in the best interests of shareholders that the Company has the ability to make capital returns to shareholders. In particular, off-market buy-back tenders currently provide an advantageous method of returning capital and the board believes that such buy backs are in the best interests of shareholders in the Rio Tinto Group, whether or not they are eligible or choose to participate in a Buy-Back Tender. The benefits of a Buy-Back Tender are considered to be as follows:

Rio Tinto Limited 2005 Notice of annual general meeting   5

Explanatory notes - continued

•	the structure of a Buy-Back Tender allows the buy back of Ordinary Shares at a discount, which the board intends to be at least eight per cent to prevailing market prices for Ordinary Shares, thus enabling the buy back of Ordinary Shares at a lower average cost than expected under a fixed price buy back or an on-market buy back;

•	the board expects that a Buy-Back Tender would improve earnings per share and return on equity for shareholders;

•	participation is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances;

•	a Buy-Back Tender will allow the Company to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand;

•	a Buy-Back Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and

•	a Buy-Back Tender provides an efficient means of returning capital to shareholders in the Company and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital.

The board believes that Buy-Back Tenders can be undertaken without prejudicing the Rio Tinto Group’s ability to maintain its progressive dividend policy. Further, while Buy-Back Tenders would result in a reduction of the Company’s available franking credits, the board expects the Company to continue to be in a position to fully frank its dividends for the reasonably foreseeable future. The board does not think that a Buy-Back Tender poses any significant disadvantage to shareholders, nor does the board believe that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of the Company and Rio Tinto plc (this is discussed further below). However, in making their decision shareholders should be aware that a Buy-Back Tender would result in a reduction in the number of Ordinary Shares on issue but, given the number of Ordinary Shares that might be bought back under the authority sought, the board does not expect that there would be any material change in the index weighting or liquidity of the Ordinary Shares.

Size of the Buy-Back Tenders
The authority sought by resolution 1 only permits the Company to buy back shares under one or more Buy-Back Tenders, during the 12 month period following approval, up to a 10 per cent limit. Under this 10 per cent limit, the number of Ordinary Shares bought back by the Company under the Buy-Back Tenders, plus the number of Ordinary Shares bought back by the Company on-market, must not during that 12 month period exceed 10 per cent of the minimum number of the Ordinary Shares on issue during such period (excluding from the calculation of that minimum number for all purposes those Ordinary Shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc). In addition, in calculating the number of shares able to be bought back by the Company under this limit, shares bought back from THA are not included.

A key consideration for the Company in determining how many Ordinary Shares to buy back under a Buy-Back Tender will be the level of tenders received at the various discounts. For example, the number of Ordinary Shares which the Company will buy back under a Buy-Back Tender may be lower if the majority of tenders are at a small discount.

As at 14 February 2005, the Company had 499,506,917 Ordinary Shares on issue, of which THA held 187,439,520. Based on these numbers, under the 10 per cent limit described above, the maximum number of Ordinary Shares that could be acquired would be around 31.2 million Ordinary Shares.

As indicated in the announcement on 3 February 2005, the Company is currently targeting to initially buy back between A$400 million and A$500 million worth of Ordinary Shares under a Buy-Back Tender. However, the Company reserves the right to vary the size of any Buy-Back Tender, or not purchase any Ordinary Shares at all, in light of the level of demand and other market and economic factors. The board may also, if it thinks fit, determine to conduct further Buy-Back Tenders within the 12 month approval period, but subject always to the 10 per cent limit described above.

Assuming for illustrative purposes only that a total of A$500 million worth of Ordinary Shares are bought back under an initial Buy-Back Tender, and the buy back price under that Buy-Back Tender is A$39.91 (this assumes, for illustrative purposes only, that the relevant market value at the time is A$45.35 and that the tender discount is set at 12 per cent), the number of Ordinary Shares that would be bought back under the initial Buy-Back Tender would be 12,528,188 (being around 2.51 per cent of the total issued Ordinary Shares) and the number of Ordinary Shares which would be bought back under the resulting THA Matching Buy-Back would be 7,524,905 1. All Ordinary Shares bought back by the Company will be cancelled. In these circumstances, the number of Ordinary Shares that the Company could subsequently buy back within the 12 month approval period either under further Buy-Back Tenders or on-market would be 17,425,732.

Effect on the Company
Financial impact
The Buy-Back Tenders and the on-market buy-backs the subject of resolution 4 form part of the Rio Tinto Group’s capital return program announced on 3 February 2005. The anticipated funding required for this program would be well within the debt capacity of the Rio Tinto Group and so is not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group’s gearing and interest cover would remain at prudent levels, and the board does not expect that the Rio Tinto Group's intended capital return program would affect the credit ratings of the Rio Tinto Group.

By way of illustration, a repurchase of A$500 million worth of Ordinary Shares by the Company would increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Group’s 2004 audited financial statements, the ratio of net debt to total capital would increase by 2.3 percentage points. Any buy-back of Ordinary Shares from THA does not impact on the Rio Tinto Group’s financial capacity as the proceeds remain within the Group.

[1]	This example also assumes the Ordinary Shares on issue as at 14 February 2005.

6   Rio Tinto Limited 2005 Notice of annual general meeting

The precise impact of the buy-backs will not be known until they are completed as this will depend on the buy-back price paid, the number of shares repurchased and the timing of the repurchases.

The initial Buy-Back Tender and any subsequent on or off market buy-backs would be funded from internally generated funds and available surplus cash and borrowing facilities.

Effect on control
While eligible shareholders in the Company will have an opportunity to participate in each Buy-Back Tender, the percentage of each shareholder’s interest which may be bought back under a Buy-Back Tender will depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate discount and price set under the Buy-Back Tender, any required scale back and the number of Ordinary Shares bought back.

The impact of each of these factors will not be known until after a Buy-Back Tender has closed. Nonetheless, given the expected size of the Buy-Back Tenders, they are not expected to have any change of control implications for the Company or the Rio Tinto Group. On its own, a Buy-Back Tender would reduce the number of ordinary shares in the Company on issue as a proportion of the total number of ordinary shares on issue in the Rio Tinto Group (that is, the ordinary shares on issue in the Company and in Rio Tinto plc combined). However, given that the Rio Tinto Group has also announced an intention to buy back Rio Tinto plc shares on market (subject to, amongst other things, prevailing market conditions), the number of Rio Tinto plc ordinary shares on issue may also reduce and so there may not be a change in this proportion. Given the limit on the size of the buy backs permitted under the authorities being sought, the board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Rio Tinto Group or on the relative voting power of the shareholders in each of the Company and Rio Tinto plc.

As noted, after each Buy-Back Tender, the Company intends to buy back shares from THA under a THA Matching Buy-Back so that its percentage holding in the Company does not increase as a result of the Buy-Back Tender. It should be noted that under the Rio Tinto dual listed companies structure, the shares in the Company held by THA are only entitled to vote in limited circumstances and only to reflect the voting wishes of the public shareholders of Rio Tinto plc.

DLC implications
Under the dual listed companies structure, the Company (and its subsidiaries) operate together with Rio Tinto plc (and its subsidiaries) as a single economic entity. In particular, the ratio of dividend, voting and capital distribution rights attached to each ordinary share in the Company and to each ordinary share in Rio Tinto plc is equal to the “Equalisation Ratio”, which was set at the time of the 1995 DLC merger at 1:1 and has remained unchanged.

As a Buy-Back Tender would be a buy back at below prevailing market prices for Ordinary Shares, since it will take place at a discount which the board intends to be at least eight per cent to those prevailing market prices, the board is satisfied that no change to the Equalisation Ratio is required if a Buy-Back Tender proceeds. This will be entrenched in the relevant Rio Tinto documents under resolution 3 below.

Timetable
Set out below are the key dates for the proposed initial Buy-Back Tender (assuming shareholder approval is given at the forthcoming annual general meetings):

	While the Company does not anticipate any changes to these dates, it reserves the right to vary them by announcement to the Australian Stock Exchange (ASX). In particular, the board reserves the right to terminate the Buy-Back Tender at any time prior to the date on which the Company enters into buy back agreements to buy back Ordinary Shares from successful tendering shareholders by making an announcement to the ASX to that effect.

Other information
Share price information
	The closing price of the Company’s Ordinary Shares on the ASX on 2 February 2005, being the last trading day before the Company announced its intention to seek shareholder approval for a Buy-Back Tender, was A$43.38. The Company’s highest and lowest market sale prices on the ASX during each of the preceding four months were as follows:

	Month	Low	High	VWAP*
		A$	A$	A$

	February	42.15	47.34	41.96
	January	38.75	43.80	40.44
	December	37.81	40.20	37.24
	November	36.59	39.52	37.25

	Source: IRESS

*	Calculated as the total value of Ordinary Shares divided by the total volume of Ordinary Shares traded on the ASX over the specified month.

Event	Date

Shares quoted ex-entitlement to	18 March 2005
participate in the Buy-Back Tender
on the ASX

Record date for determination	24 March 2005
of entitlement to participate in the
Buy-Back Tender

Mailing of Buy-Back Booklet to shareholders	mid April 2005

Tender period opens	18 April 2005

Tender period closes	6 May 2005

Announcement of the Buy-Back Price	no later than 10 May 2005
and scale back (if any)

Rio Tinto Limited 2005 Notice of annual general meeting   7

Explanatory notes - continued

Employee Incentive Schemes
A Buy-Back Tender would involve a buy back of only Ordinary Shares. It would not apply to options or conditional awards of shares held by employees and officers of the Company in accordance with the Company’s employee incentive schemes. However, if options are exercised, or conditional awards are satisfied, the relevant Ordinary Shares issued or transferred to participants would be, subject to the terms of a Buy-Back Tender, eligible to be bought back under the Buy-Back Tender (though for directors and certain senior executives, see below).

Participation by directors and certain senior executives
While eligible to participate in a Buy-Back Tender, the board has determined that the directors, and certain executives involved in implementing the Buy-Back Tender, should not participate in the Buy-Back Tender in respect of their holdings in the Company.

Australian tax considerations
The Company has received a draft Class Ruling from the Australian Taxation Office for shareholders who participate in the initial Buy-Back Tender, which provides indicative confirmation of a number of issues in relation to the tax treatment of that Buy-Back Tender for shareholders. The statements made in these explanatory materials are based on that draft Class Ruling. Although it is not anticipated to be the case, it is possible that the final Class Ruling, which cannot be issued by the Australian Taxation Office until after the initial Buy-Back Tender has been completed, and therefore cannot be binding until that time, may express different views to the draft Class Ruling.

For Australian taxation purposes, a Buy-Back Tender will constitute an ‘off-market’ buy-back. As such, the price paid to shareholders to buy back their Ordinary Shares will have two components for Australian tax purposes: a capital component and a deemed dividend component. The deemed dividend component will be equal to all of the buy-back price in excess of A$4 and will be treated as a fully franked dividend for Australian tax purposes.

The draft Class Ruling applies only to the initial Buy-Back Tender. The Company would request the Australian Taxation Office to issue a similar ruling in relation to any future Buy-Back Tender.

For the Company, the effect of a Buy-Back Tender would be to reduce the Company’s available franking credits, though the board expects the Company to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.

Foreign Investment Review Board (FIRB)
As has been the case in the past with buy backs undertaken by the Company, the Company has sought and been granted approval for the Buy-Back Tenders and the THA Matching Buy-Backs from FIRB.

ASIC
Under the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as a Buy-Back Tender) provided that, amongst other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person whose shares are proposed to be bought back or their associates. Given that it is not possible to determine at this time whose Ordinary Shares will be acquired under the Buy-Back Tenders, the Australian Securities and Investments Commission (ASIC) has granted relief to permit all shareholders in the Company to vote on the Buy-Back Tenders, provided that as currently required by the Rio Tinto dual listed companies structure, the Buy-Back Tenders are also approved by Rio Tinto plc shareholders.

Resolution 2 – Amendments to the constituent documents
By operation of the Company’s Constitution, the Rio Tinto plc Articles of Association and the Sharing Agreement, a purchase by the Company or by Rio Tinto plc of their own ordinary shares is deemed to be a ‘Class Rights Action’ and so can only proceed if approved by separate special resolutions passed by shareholders of the Company and Rio Tinto plc.

In 1998, shareholders passed resolutions authorising for these purposes buy backs to be made in the future by the Company or by Rio Tinto plc at or around prevailing market prices. Such approval was sought, and given, in 1998 in order to align the ability of the Company and Rio Tinto plc to undertake buy backs with the market practice at that time. That is, to ensure that shareholder approval need only be sought where applicable law required it.

Since that time, there has been a growing market practice in Australia for companies to undertake off-market tender buy-backs where the buy-back price paid is below prevailing market prices. Subject to obtaining relief from ASIC, such buy-backs generally do not require shareholder approval. In order to ensure that the Company (and, for consistency, Rio Tinto plc) also has this ability, changes are being proposed in resolution 2 to the Company’s Constitution and the Rio Tinto plc Articles of Association and, in resolution 3, to the Sharing Agreement. The effect of these proposed changes is to make it clear that, provided a buy-back complies with all applicable laws (including any applicable regulations and listing rules), a buy-back of shares at, around or below prevailing market prices for the shares being bought does not require additional shareholder approval for the purposes of the Rio Tinto dual listed companies structure. Thus, for example, provided that the Company complies with all applicable laws (which may or may not require shareholder approval from the Company's shareholders), the Company could in the future undertake such a buy-back without the need for approval from the shareholders of Rio Tinto plc (and vice versa). In particular, while resolution 1 approves Buy-Back Tenders during the next 12 months, if resolutions 2 and 3 are passed, the Company may be able to undertake off-market buy-back tenders in the future without seeking shareholder approval (though, as a general rule, the Corporations Act requires shareholder approval in certain circumstances, including where the number of Ordinary Shares to be bought back in any 12 month period would exceed 10 per cent of the minimum number of Ordinary Shares on issue during that period).

Resolution 2 amends the Constitution of the Company and the Rio Tinto plc Articles of Association in order to effect this change. Rule 7(a)(iii) of the Company’s Constitution currently states that a ‘Class Rights Action’ includes “the purchase by the Company of its own ordinary shares”. Article 33(A)(iii) of the Rio Tinto plc Articles of Association is the equivalent provision for Rio Tinto plc. The amendments sought under resolution 2 will include an exception to this requirement for buy-backs which are at, around or below prevailing market prices for the shares being bought back where such buy-backs comply with applicable laws.

8   Rio Tinto Limited 2005 Notice of annual general meeting

These amendments require the consent of a separate special resolution of the public shareholders of each of the Company and Rio Tinto plc. As noted above, similar changes are proposed to the Sharing Agreement. These changes are the subject of resolution 3 (see below). As the Company’s Constitution and the Rio Tinto plc Articles of Association must be consistent with the Sharing Agreement, resolution 2 is conditional on the passing of resolution 3 (and vice versa).

Resolution 3 – Amendments to the sharing agreement
The purpose of resolution 3 is to seek shareholder consent to the amendment of the Sharing Agreement. As noted above in relation to resolution 2, at present under the Sharing Agreement a buy-back of shares by the Company or by Rio Tinto plc is treated as a ‘Class Rights Action’ and so requires separate shareholder approval to proceed. However, shareholder approval was obtained in 1998 for buy-backs which, amongst other things, occur at or around prevailing market prices. For the reasons discussed in relation to resolution 2 above, it is proposed to ensure that buy-backs which occur at, around or below prevailing market prices for the shares being bought back would not be treated as a ‘Class Rights Action’ for the purposes of the Rio Tinto dual listed companies structure, provided they comply with all applicable laws.

In addition, in 1998 shareholders approved a change to the Sharing Agreement so that, for the avoidance of doubt, it was clear that a buy-back by the Company or by Rio Tinto plc would not require a change to the “Equalisation Ratio” provided that the purchases are made at or around prevailing market prices and the price paid does not exceed the maximum set from time to time by applicable laws.

The board is satisfied that buy-backs which occur at below prevailing market prices also do not require a change to the “Equalisation Ratio”. Accordingly, in light of the developing Australian market practice of undertaking buy-backs at below market prices, the board is seeking shareholder approval to make it clear that buy-backs by the Company (or, for consistency, buy-backs by Rio Tinto plc) at, around or below prevailing market prices for the shares being bought back do not require a change to the “Equalisation Ratio” provided that the price paid does not exceed the maximum set from time to time by applicable law.

Resolution 3 requires separate approval by special resolution by the public shareholders of the Company and of Rio Tinto plc and, in addition, resolution 3 is conditional on the passing of resolution 2 (and vice versa).

Resolution 4 – Renewal of share buy-back authorities
The purpose of resolution 4 is to seek renewal of the authorities previously granted by shareholders for the Company to buy back Ordinary Shares on-market and to buy back Ordinary Shares from THA under a selective buy-back agreement. Such authorities have been in place since 1998 and are regularly renewed by the Company to maintain flexibility in its capital management program. The authorities were last renewed at the 2004 annual general meeting.

The authorities granted in 2004 were not limited in time and are still operative. However, each year, Rio Tinto plc is required by UK company law to renew its buy-back authorities. In line with this Rio Tinto plc practice, the board considers it appropriate to seek renewal of the Company’s existing buy-back approvals. Resolution 4 provides for the renewal of those approvals.

The renewed authorities granted under resolution 4 provide the Rio Tinto Group with continued flexibility in relation to its capital management. However, the directors will only proceed with any buy-backs under these authorities if they believe them to be in the best interests of shareholders.

The terms of the selective buy-backs from THA proposed under resolution 4 are set out in the draft buy-back agreement entitled “2005 RTL-THA Agreement”. In summary, the Company will be able to buy back, from time to time, such number of shares as nominated by the Company, up to all the shares held by THA. The directors would only nominate such number of shares to be bought back as they considered was in the best interests of shareholders. Shares bought back from THA under this authority will only be bought back at a price equal to the average market price (as that term is defined in the Listing Rules of the ASX) of the Company’s ordinary shares calculated over the last five days on which sales were recorded on the ASX before the shares were purchased and the consideration would be cash, securities or such other valuable consideration as is agreed. The continued ability to buy back shares held by THA facilitates the management of the Group’s cash resources and financing. Given the dual listed companies structure, the consideration for any buy-backs from THA will remain within the Rio Tinto Group. The authority to buy back shares from THA under this resolution would not be used to buy back shares from THA in order to match the buy back of Ordinary Shares from other shareholders under a Buy-Back Tender. Any such matching buy-back will be undertaken by the Company and THA under a THA Matching Buy-Back described in relation to resolution 1 above.

Under resolution 4, approval is also being sought for on-market buy-backs. The approval would permit the Company to buy back shares on-market in any 12 month period but subject to the same 10 per cent limit described in resolution 1. That is, under this 10 per cent limit, the number of Ordinary Shares bought back on-market under this authority, plus the number of Ordinary Shares bought back under the Buy-Back Tenders, must not exceed in any 12 month period 10 per cent of the minimum number of the Ordinary Shares on issue during such period (excluding from the calculation of that minimum number for all purposes those shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc). In addition, in calculating the number of shares able to be bought back by the Company under this limit, shares bought back from THA are not included.

The purpose of the renewed authority for on-market buy-backs under resolution 4 is not to change the aggregate limits of the buy-back approvals granted in previous years.

Accordingly, the 10 per cent limit under resolution 4 also includes the number of Ordinary Shares bought back (if any) under the Buy-Back Tenders.

Rio Tinto Limited 2005 Notice of annual general meeting   9

Explanatory notes - continued

In accordance with the Listing Rules of the ASX, the price at which the Company would buy back Ordinary Shares on-market would be no more than five per cent above the average market price (as that term is defined in those Listing Rules) of the Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the shares were purchased. The consideration for the shares bought back on-market would be cash and would be sourced from general corporate resources.

As discussed in relation to resolution 1, the buy-backs for which authority is being sought would not have any material effect on the control of the Rio Tinto Group, are well within the Group’s debt capacity and would have no adverse effect on existing operations or current investment plans. Details of the number of Ordinary Shares on issue and recent market prices for those shares are set out in the explanatory notes for resolution 1. No Ordinary Shares were bought back by the Company under the authorities granted in 2004.

If any Ordinary Shares are bought back, they would be cancelled immediately after registration of the transfer of the Ordinary Shares to the Company, as required by the Corporations Act.

FIRB approval has been obtained for the buy-backs the subject of resolution 4.

THA and its associates will not vote on resolution 4.

Resolutions 5 to 8 – Appointment of directors
Richard Goodmanson, Ashton Calvert and Vivienne Cox have been appointed directors of the Company since the last annual general meeting, and in accordance with the constitution, are retiring and offer themselves for election.

The board believes the election of Richard Goodmanson, Ashton Calvert and Vivienne Cox is in the best interests of the Group as their skills, experience and knowledge will enhance and maintain an effective board. All directors were recommended by the Nominations committee following a thorough evaluation process.

Paul Skinner retires by rotation this year and being eligible, offers himself for re-election. Sir Richard Giordano, Leon Davis AO and John Morschel also retire by rotation, but will not be offering themselves for re-election.

Following a formal performance evaluation, as described in the Corporate governance report contained in the 2004 Annual report and financial statements and the 2004 Annual review, Paul Skinner’s performance continues to be effective and demonstrates commitment. The board therefore recommends his re-election.

Brief biographical details of each of the directors standing for election and re-election are given below:

Richard Goodmanson was appointed a director of Rio Tinto with effect from 1 December 2004. He holds degrees in civil engineering, economics, commerce and business administration. During his career he has worked at senior levels for McKinsey & Co., PepsiCo and American West Airlines where he was president and CEO. He joined DuPont in early 1999. In his current position he has responsibility for the non-US operations of DuPont, with a particular focus on growth in emerging markets. He also played a major role in the recent restructuring of DuPont’s businesses. He is a director of United Way of Delaware. Richard Goodmanson is 57.

Ashton Calvert AC was appointed a director of Rio Tinto with effect from 1 February 2005. He has recently retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador between 1993 and 1998 prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto. Ashton Calvert is 59.

Vivienne Cox was appointed a director of Rio Tinto with effect from 1 February 2005. She is currently executive vice president of BP plc for Integrated Supply and Trading and also for Gas Power and Renewables. She is a member of the BP Group chief executive’s committee. Vivienne Cox holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in Chemicals, Exploration, Finance, and Refining and Marketing. Vivienne Cox is 45.

Paul Skinner was appointed chairman in November 2003. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and of the Committee on social and environmental accountability. He was previously a Managing Director of The “Shell” Transport and Trading Company plc, Group Managing Director of The Royal Dutch/Shell Group of Companies and CEO of its Global Oil Products business. He is a non executive director of Standard Chartered plc and the Tetra Laval Group. He is also a member of the board of INSEAD business school.
Paul Skinner is 60.

Resolution 9 – Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 63 to 70 of the 2004 Annual report and financial statements and on pages 37 to 44 of the 2004 Annual review. This report can also be found on the Rio Tinto website.

Resolution 10 – Re-appointment of auditors of Rio Tinto plc and auditor remuneration
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PricewaterhouseCoopers remain the auditors for the Company. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit Committee to fix the auditors’ remuneration.

Resolution 11 – Receipt of reports and financial statements
The directors are required by the Corporations Act to lay before the annual general meeting the financial report, the directors’ report and the auditors’ report.

10   Rio Tinto Limited 2005 Notice of annual general meeting

Annexure - Further information on the buy-back tenders

The terms of the Buy-Back Tenders
Off-market tenders
The Company proposes to conduct each Buy-Back Tender as an off-market buy-back tender. An off-market buy-back tender involves the Company inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to the Company on the terms to be set out in the relevant Buy-Back Booklet. If the Company accepts the tender, then a buy-back agreement is formed on those terms.

Participation in a Buy-Back Tender is on a voluntary basis. Eligible shareholders do not have to sell their Ordinary Shares if they do not want to. Shareholders will also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period) subject to complying with specified notification procedures.

Tender process overview
Each shareholder eligible to participate in a Buy-Back Tender may submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date and must specify the nominated discount or discounts (between eight per cent and 14 per cent inclusive, at one per cent intervals) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price is the volume weighted average price of Ordinary Shares sold on the ASX during the five trading days up to and including the closing date of the Tender Period. This volume weighted average price calculation will exclude transactions defined in the ASX market rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Ordinary Shares, and any overnight crossings or other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Shareholders will be able to submit offers to sell different blocks of their shareholding for different discounts within the specified discount range, subject to the rule for shareholders who hold 200 Ordinary Shares or less (described below).

Alternatively, shareholders may submit a ‘Final Price Tender’ in respect of Ordinary Shares they tender. A Final Price Tender is a tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process.

The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. If the Buy-Back Price under a Buy-Back Tender is below the Minimum Price specified by the shareholder, that tender will not be accepted.

After the close of the Tender Period, the Company will determine the largest discount within the range of discounts specified by the Company (the Buy-Back Discount) which will enable the Company to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders will receive the same price (the Buy-Back Price) for each Ordinary Share bought back from them.

If the buy back proceeds, the Company will accept Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). Acceptance of tenders is also subject to any Minimum Price set by a participating shareholder in respect of those Ordinary Shares. Ordinary Shares tendered at a discount which is less than the Buy-Back Discount will not be bought back.

After the close of the Tender Period, the Company’s shareholders will be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price.

Other key terms of any Buy-Back Tender would be as follows.

Shareholders who hold 200 Ordinary Shares or less
Any shareholder who holds 200 Ordinary Shares or less may tender all but not some of their Ordinary Shares under the Buy-Back Tender and they may do so at only one of the specified discounts or as a Final Price Tender.

Scale back mechanism
If the total number of Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the number of Ordinary Shares the Company wishes to buy back, then a scale back mechanism will be applied as follows.

(a)	Where the Buy-Back Discount is between eight per cent and 13 per cent inclusive:

	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

	(ii)	Ordinary Shares tendered at a discount greater than the Buy-Back Discount and as Final Price Tenders will be accepted in full;

	(iii)	a Priority Allocation (see below) will be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount;

	(iv)	Excluded Tenders (see below) will be accepted in full; and

	(v)	Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) will be scaled back on a pro rata basis.

Rio Tinto Limited 2005 Notice of annual general meeting   11

Annexure - Further information on the buy-back tenders - continued

(b)	Where the Buy-Back Discount is equal to 14 per cent:

	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

	(ii)	a Priority Allocation (see below) will be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender;

	(iii)	Excluded Tenders (see below) will be accepted in full; and

	(iv)	Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) will be scaled back on a pro rata basis.

If a scale back is applied, all fractions will be rounded down to the nearest Ordinary Share.

Excluded Tenders
An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and would have a shareholding of 200 Ordinary Shares or less as a result of a scale back. As described above, Excluded Tenders will not be scaled back.

Priority Allocation
In the event of a scale back, a Buy-Back Tender will adopt a priority allocation (as described above) in respect of the first (up to) 200 Ordinary Shares successfully tendered by each shareholder or such lesser number of Ordinary Shares that is determined by the Company to be the Priority Allocation.

Effect of Buy-Back Tender on voting rights and dividend rights
Shareholders will be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of the Company (including the 2005 annual general meeting) that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to the Company under a Buy-Back Tender.

Shareholders will also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which the Company enters into the buy back agreements with shareholders. In particular, in relation to the Buy-Back Tender proposed to commence in April, a shareholder's right to receive the final dividend in respect of 2004 will not be affected by participating in the Buy-Back Tender.

Once a buy-back agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act, the rights attaching to those Ordinary Shares are suspended and immediately after the registration of the transfer of Ordinary Shares bought back by Company, the Ordinary Shares are cancelled.

Buy-Back Price
The consideration for a buy back of Ordinary Shares under a Buy-Back Tender will be a cash amount determined in accordance with the following formula:

A = B x (1 - C)

Where:
Ais the Buy-Back Price (that is, the price per Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buy-Back Tender).

Bis the volume weighted average price of Ordinary Shares sold on the ASX during the five trading days up to and including the closing date of the Tender Period, excluding trading which is not considered at market (such as special crossings etc), as described in more detail above.

Cis the Buy-Back Discount.

So, for example, if the relevant volume weighted average price (i.e. B) is A$45.35, and the Buy-Back Discount (i.e. C) is 12 per cent, the Buy-Back Price would be A$39.91 (i.e. A$45.35 x (1 – 0.12)).

Eligible Shareholders
Subject to certain exceptions (as set out below), the Company will invite all holders of Ordinary Shares (on its register on the record date to determine entitlements to participate in a Buy-Back Tender) to make an offer to have Ordinary Shares bought back by the Company under the Buy-Back Tender.

However, where it is not lawful for shareholders in foreign jurisdictions to participate in a Buy-Back Tender (e.g. it may be unlawful for the Company to extend the invitation to such shareholders or the Company may be prohibited from paying money to such shareholders), such shareholders would not be eligible to participate in the Buy-Back Tender.

In addition, as noted, while eligible to participate in a Buy-Back Tender, the board has determined that the directors, and certain executives involved in implementing the Buy-Back Tender, should not participate in the Buy-Back Tender in respect of their holdings in the Company.

12   Rio Tinto Limited 2005 Notice of annual general meeting

Shareholder information

Useful addresses
Shareholders
Please contact the registrar if you have any queries about your shareholding.

Computershare Investor Services Pty. Limited
GPO Box 2975 Melbourne Victoria 3000

Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500

Australian residents only,
Toll free 1 800 813 292
Website: www.computershare.com

General enquiries
If you require general information about Rio Tinto please contact the External Affairs department.

Holders of American Depositary Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs

ADR administrator
The Bank of New York
Depositary Receipts Division
101 Barclay Street
22nd Floor New York, NY 10286

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street Suite 1935
New York, NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Registered Office
Rio Tinto Limited
Level 33, 55 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Financial calendar
3 February 2005
Announcement of results for 2004

23 February 2005
Shares and ADRs quoted “ex-dividend” for 2004 final dividend

1 March 2005
Record date for 2004 final dividend for shares and ADRs

16 March 2005
Plan notice date for election under the Dividend Reinvestment Plan for the 2004 final dividend

8 April 2005
Payment date for 2004 final dividend

11 April 2005
Payment date for 2004 final dividend for holders of ADRs

14 April 2005
Annual general meeting for Rio Tinto plc

29 April 2005
Annual general meeting for Rio Tinto Limited

4 August 2005
Announcement of half year results for 2005

10 August 2005
Shares and ADRs quoted “ex-dividend” for 2005 interim dividend

16 August 2005
Record date for 2005 interim dividend for shares and ADRs

17 August 2005
Plan notice date for election under the Dividend Reinvestment Plan for the 2005 interim dividend

8 September 2005
Payment date for 2005 interim dividend

9 September 2005
Payment date for 2005 interim dividend for holders of ADRs

February 2006
Announcement of results for 2005

Publications
The following publications may be obtained from Rio Tinto:

2004 Annual report and financial statements
2004 Annual review

2004 Sustainable Development Review

The way we work – Rio Tinto’s statement of business practice

Review magazine – Rio Tinto’s quarterly magazine for shareholders

Copies of the 2004 annual reports for the following listed Rio Tinto Group companies are also available on request:

Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited

The Rio Tinto Limited parent entity financial statements are available by request free of charge from the Company Secretary. These financial statements are also available for download from the Rio Tinto website.

Rio Tinto on the web
Information about Rio Tinto is available on our website: www.riotinto.com

Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

Rio Tinto Limited 2005 Notice of annual general meeting   13